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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 28 2017 Washington DC 414

SEC FILE NUMBER
8 - 27556

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Campus Drive
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara Stempler 973.285.4733
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

465 South Street Suite 200 (Address) Morristown (City) New Jersey (State) 07960-6497 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mara Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Equities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAUREEN P. BETTIO
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2105604
My Commission Expires 11/7/2017

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2016

SUMMIT EQUITIES, INC.

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Summit Equities, Inc.:

We have audited the accompanying statement of financial condition of Summit Equities, Inc. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Summit Equities, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2017

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash and cash equivalents	$	3,046,090
Receivable from clearing broker		243,763
Receivable for Investment advisory fees, commissions, concessions and trails		2,524,325
Furniture, fixtures and equipment, net		399,041
Investment in securities		100,680
Clearing broker deposit		100,000
Prepaid expenses and other assets		720,205
Total assets	$	7,134,104
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing broker	$	95,785
Commissions payable		2,041,674
Deferred investment advisory fee revenue		176,015
Notes payable to shareholder		75,752
Accounts payable and accrued expenses		985,084
Total liabilities		3,374,310
Stockholders' equity		
Class A voting; authorized 1,250 shares; 60.720 issued and 39.250 shares outstanding		7,500
Class B non-voting; authorized 1,250 shares; 166.060 issued and 127.660 shares outstanding		15,178
Additional paid-in capital		1,137,172
Retained earnings		3,536,802
Treasury stock, 21.470 shares of Class A held at cost		(332,320)
Treasury stock, 38.400 shares of Class B held at cost		(604,538)
Total stockholders' equity		3,759,794
Total liabilities and stockholders' equity	$	7,134,104

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Summit Equities, Inc. (the "Company"), a New Jersey corporation, is dually registered with the Securities and Exchange Commission ("SEC") as an introducing broker-dealer and as an investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides securities and investment advisory services to its customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash Equivalents

The Company considers money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed federally insured amounts. At December 31, 2016, the Company had $2,573,777 of cash invested in money market funds.

Investment Advisory Fees

Investment advisory fee revenues and related expenses are earned or incurred on asset management services. For investment advisory fees that are received in advance, the Company defers the revenues and expenses and recognizes these deferrals ratably on a monthly basis.

Commissions, Concessions and Trails Revenues and Expenses

Commission, concession and trails revenues and related expenses are recorded on a trade date basis. Commissions, concessions and trails revenues and expenses are earned and incurred, respectively, on securities, mutual fund and variable product transactions.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments in Securities

Investments in securities that are traded on an exchange are valued at their last reported sales price as of the valuation date.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Depreciation and Amortization

Depreciation of furniture, fixtures and equipment is computed on the straight-line method of using estimated useful lives of three to seven years.

Income Taxes

The Company elected to qualify as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholders for inclusion in their personal income tax returns. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2016.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that would reduce stockholders' equity. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2016:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets (at fair value)				
<u>Investments in securities</u>				
Common stock	$ 100,680			$ 100,680
Total investments in securities	$ 100,680			$ 100,680

3. Furniture, fixtures and equipment

Furniture, fixtures and equipment included on the statement of financial condition consist of the following at December 31, 2016:

Computer equipment	$ 252,421
Office equipment and telephone	62,121
Software	325,466
	640,008
Less accumulated depreciation and amortization	(240,967)
	$ 399,041

Depreciation and amortization expense was $149,512 for the year ended December 31, 2016. For the year ended December 31, 2016, the Company wrote off $7,281 of fully depreciated furniture, fixtures and equipment.

4. Capital stock

The relative rights of the two classes of stock are identical except that the Class B stock is non-voting. A buy-back agreement exists, which prohibits transfers of the ownership of the outstanding shares without the written consent of the Company and the other stockholders and provides for the determination of the price of the buy-back of shares from any shareholder. Additionally, the Company has the option to acquire shares of any deceased stockholder.

5. Related party transactions

Beginning September 1, 2014, an affiliate of the Company, Summit Risk Management, Inc., entered into a new lease for the office space of the Company and its affiliates. By an agreement dated September 2, 2014, the Company agreed to pay $15,000 per month of the rental commitment on a month-by-month basis.

Summit Risk Management, Inc. provides the Company with support staff and payroll services for which the Company reimburses Summit Risk Management, Inc. on a monthly basis. Total reimbursements for the year ended December 31, 2016 amounted to approximately $4,593,727, which are included in general and administrative expenses. In addition, Summit Risk Management, Inc. sponsors a defined contribution plan (401(k)) for eligible employees, in which the Company participates. The employees may make voluntary contributions not to exceed the lesser of 100% of salary or the limitations provided for by the Internal Revenue Code. At the discretion of the Company, the Company matches a portion of the participant's contribution, with a maximum match of 6% of the employee's compensation. For the year ended December 31, 2016, the Company elected not to make a contribution.

Total commissions paid to stockholders of the Company for the year ended December 31, 2016, which are included in investment advisory expense and commission, concession and trail expense, amounted to approximately $16,741,319.

On January 4, 2008, the Company signed a promissory note ("2008 Note") for the purchase of 8.935 shares of its Class A stock for $90,000. The 2008 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2008 Note, but not to exceed 10%. Per the 2008 Note, only interest shall be paid for the first, second and third anniversaries and principal plus interest on the fourth anniversary. Thereafter, eleven consecutive annual principal payments with interest shall be made.

On June 26, 2009, the Company signed a promissory note ("2009 Note") for the purchase of 1.785 shares of Class A stock for $18,000. The 2009 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2009 Note, but not to exceed 10%. Per the 2009 Note, only interest shall be paid on January 4, 2010 and January 4, 2011 and on January 4, 2012 interest plus principal shall be paid. Thereafter, eleven consecutive annual principal payments with interest shall be made. The 2009 Note requires the Company to pay a distribution from profits each year for 7 consecutive years from the date of the 2009 Note.

Aggregate future required principal payments are approximately as follows:

Year ending December 31

2017	$ 9,000
2018	9,000
2019	10,000
2020	11,000
Thereafter	37,000
	$ 76,000

6. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $1,979,440 which was approximately $1,754,490 in excess of its minimum requirement of approximately $224,950.

7. Clearing Broker

The Company has entered into a fully disclosed clearing agreement with a large, national SEC registered broker dealer for the purpose of executing and clearing securities transactions and carrying accounts on behalf of its customers. Pursuant to the clearing agreement, the Company must maintain a $100,000 clearing deposit and a $1 million net capital requirement.

8. Off-balance sheet risk

Pursuant to the clearance agreement, the Company introduces securities transactions to the clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Contingencies

The Company has encountered various legal and regulatory matters during the year in the normal course of business as a broker-dealer and investment advisor. The Company has accrued the amount of $300,000 in anticipation of a settlement with FINRA which is reflected in general and administrative expense. The matter is pending final resolution.